OMB Number: 3235-0145

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Hudson Valley Holding Corp.
(Name of Issuer)
Common Stock, Par Value $.20 Per Share
(Title of Class of Securities)

444172100
(CUSIP Number)
Gregory F. Holcombe & Marie A. Holcombe
35 East Grassy Sprain Road, Suite 400, Yonkers, NY 10710
(914) 961-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-l(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 444172100

1	NAME OF REPORTING PERSON Marie A. Holcombe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,810,718
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,810,718
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,810,718
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 444172100

1	NAME OF REPORTING PERSON Gregory F. Holcombe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,810,718
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,810,718
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,810,718
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 3 amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on July 19, 2000 by Marie A. Holcombe with respect to the common stock, par value $.20 per share (the “Common Stock”), of Hudson Valley Holding Corp., a New York corporation (the “Issuer”), as amended by Amendment No. 1 filed with the SEC on June 5, 2002 by Marie A. Holcombe and Amendment No. 2 filed with the SEC on January 4, 2011 by Marie A. Holcombe and Gregory F. Holcombe (as amended, the “Schedule 13D”).  Except as indicated in this Amendment No. 3, all other information set forth in the Schedule 13D remains unchanged and capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.

Item 4.Purpose of Transaction.

This Amendment No. 3 reports an increase in the percentage of the Reporting Person’s beneficial ownership of the Issuer since the filing of Amendment No. 2.

On April 21, 2011, 246,052 shares of Common Stock held by the Josephine Abplanalp Irrevocable Retained Annuity Trust u/a/d April 21, 2010 (the “GRAT”), for which James J. Veneruso serves as sole trustee (the Reporting Persons possess no investment control with respect to the holdings of the GRAT, and therefore, are not deemed the beneficial owners of shares held by the GRAT), were transferred for no consideration to The Josephine Abplanalp Revocable Living Trust f/b/o Marie A. Holcombe (the “MH Trust,” the trustees of which are Josephine Abplanalp, Marie A. Holcombe and James J. Veneruso), the holdings of which are deemed indirectly beneficially owned by the Reporting Persons.  The transfer occurred pursuant to the terms of the GRAT which provides for annual distributions to the MH Trust as primary beneficiary during the term of the GRAT.

In addition, on January 18, 2011, 535 shares of Common Stock were transferred for no consideration to Marie A. Holcombe, and 1,070 shares of Common Stock were transferred for no consideration to two trusts for the benefit of the Reporting Persons’ daughters (“Trust I” and “Trust II”) for which Marie A. Holcombe serves as a co-trustee with James J. Veneruso.

Item 5.Interest in Securities of the Issuer.

(a) – (b) The table below sets forth the information required in (a) and (b) of this Item 5:

Reporting Person	Number of Shares Beneficially Owned	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership Percentage
Gregory F. Holcombe	1,810,718	0	1,810,718	0	1,810,718	10.2%
Marie A. Holcombe	1,810,718	0	1,810,718	0	1,810,718	10.2%

The Reporting Persons own 128,794 shares as joint tenants.  Gregory F. Holcombe owns 273 shares of Common Stock, as well as 13,849 stock options which are currently exercisable.  Marie A. Holcombe owns 535 shares of Common Stock.

The Reporting Persons are the indirect beneficial owners of the following shares of Common Stock held by the following entities: BMW Machinery Co., Inc. (of which Marie A. Holcombe is the principal shareholder and Gregory F. Holcombe is an officer, hereinafter “BMW Machinery Co.”),  635,876 shares; the MH Trust, 374,284 shares; Eldred Preserve, LLC (a New York limited liability company for which Marie A. Holcombe and James J. Veneruso serve as co-managers, hereinafter “Eldred Preserve”), 520,000 shares; the Heidi Foundation, Inc. (of which the Reporting Persons are directors), 6,849 shares; Trust I and Trust II, 119,825 shares; two trusts for the benefit of the Reporting Persons’ daughters (for which James J. Veneruso serves as trustee), 4,492 shares; an Irrevocable Insurance Trust (for which James J. Veneruso serves as trustee), 1,367 shares; and the Holcombe Family Trust (for which James J. Veneruso serves as trustee), 1,442 shares.  Gregory F. Holcombe also holds 3,132 shares as custodian for the Reporting Persons’ daughters.  Marie A. Holcombe is the indirect beneficial owner of the 273 shares held by Gregory F. Holcombe, and Gregory F. Holcombe is the indirect beneficial owner of the 535 shares held by Marie A. Holcombe.

Item 7.Material to be Filed as Exhibits.

24.1           Powers of Attorney (incorporated by reference to Amendment No. 2 to the Schedule 13D filed on January 4, 2011).
99.1           Joint Filing Agreement (incorporated by reference to Amendment No. 2 to the Schedule 13D filed on January 4, 2011).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATED: September 30, 2011

/s/ Gregory F. Holcombe
Gregory F. Holcombe

/s/ Marie A. Holcombe
Marie A. Holcombe